Exhibit 99.1

Babylon Holdings Limited
Condensed Consolidated Financial Statements (Unaudited)
For the Three and Six Months Ended June 30, 2022

Babylon Holdings Limited
Condensed Consolidated Statement of Profit and Loss and Other Comprehensive Loss
(Unaudited)

		For the Three Months Ended June 30,		For the Six Months Ended June 30,
		2022	2021	2022	2021
	Notes	$’000	$’000	$’000	$’000
Revenue	5	265,362	57,478	531,808	128,771
Claims expense		(238,764)	(40,384)	(486,316)	(64,301)
Clinical care delivery expense		(21,649)	(16,013)	(45,576)	(27,836)
Platform & application expenses		(13,356)	(14,943)	(30,059)	(21,377)
Research & development expenses		(18,658)	(6,811)	(28,715)	(17,201)
Sales, general & administrative expenses		(67,969)	(45,127)	(126,279)	(76,606)
Impairment expense	8	(53,224)	—	(53,224)	—
Operating loss		(148,258)	(65,800)	(238,361)	(78,550)
Finance costs		(9,816)	(1,251)	(16,444)	(2,243)
Finance income		128	14	383	28
Change in fair value of warrant liabilities	15	10,791	—	16,366	—
Loss on settlement of warrants	15	(2,375)	—	(2,375)	—
Exchange (loss) / gain		(7,350)	482	(7,797)	(91)
Net finance expense		(8,622)	(755)	(9,867)	(2,306)
Gain on sale of subsidiary		—	—	—	3,917
Share of loss of equity-accounted investees		—	(821)	—	(1,276)
Loss before taxation		(156,880)	(67,376)	(248,228)	(78,215)
Tax (provision) / benefit		(199)	2,501	(208)	2,493
Loss for the period		(157,079)	(64,875)	(248,436)	(75,722)
Other comprehensive loss
Items that may be reclassified subsequently to profit or loss:
Currency translation differences		1,495	1,687	(2,258)	(67)
Other comprehensive loss for the period, net of income tax		1,495	1,687	(2,258)	(67)
Total comprehensive loss for the period		(155,584)	(63,188)	(250,694)	(75,789)
Loss attributable to:
Equity holders of the parent		(157,079)	(64,441)	(248,436)	(74,907)
Non-controlling interest		—	(434)	—	(815)
		(157,079)	(64,875)	(248,436)	(75,722)
Total comprehensive loss attributable to:
Equity holders of the parent		(155,584)	(62,754)	(250,694)	(74,974)
Non-controlling interest		—	(434)	—	(815)
		(155,584)	(63,188)	(250,694)	(75,789)
Loss per share
Net loss per share, Basic and Diluted		(0.41)	(0.26)	(0.64)	(0.31)
Weighted average shares outstanding, Basic and Diluted		385,119,068	245,955,207	385,215,727	245,594,391

The accompanying notes form an integral part of the unaudited condensed consolidated financial statements.

Babylon Holdings Limited
Condensed Consolidated Statement of Financial Position
(Unaudited)

		June 30, 2022	December 31, 2021
	Notes	$’000	$’000
ASSETS
Non-current assets
Right-of-use assets	11	17,972	7,844
Property, plant and equipment		26,698	24,990
Goodwill	8	43,041	93,678
Other intangible assets	8	105,846	111,421
Total non-current assets		193,557	237,933
Current assets
Right-of-use assets	11	5,057	3,999
Trade and other receivables		28,333	24,119
Prepayments and contract assets		18,417	26,000
Cash and cash equivalents	10	186,957	262,581
Total current assets		238,764	316,699
Total assets		432,321	554,632
EQUITY AND LIABILITIES
EQUITY
Ordinary share capital	14	16	16
Share premium	14	927,183	922,897
Share-based payment reserve	14	101,132	80,371
Retained earnings		(1,086,422)	(837,986)
Foreign currency translation reserve	14	(2,285)	(27)
Total capital and reserves		(60,376)	165,271
Total equity		(60,376)	165,271
LIABILITIES
Non-current liabilities
Loans and borrowings	12	268,665	168,601
Contract liabilities	5	54,781	70,396
Lease liabilities	11	18,028	8,442
Deferred grant income		7,504	7,236
Deferred tax liability		764	1,019
Total non-current liabilities		349,742	255,694
Current liabilities
Trade and other payables		30,818	22,686
Accruals and provisions		43,283	36,856
Claims payable	9	38,657	24,628
Contract liabilities	5	20,552	23,786
Warrant liability	15	2,881	20,128
Lease liabilities	11	5,245	4,190
Deferred grant income		1,519	1,208
Loans and borrowings	12	—	185
Total current liabilities		142,955	133,667
Total liabilities		492,697	389,361
Total liabilities and equity		432,321	554,632
The accompanying notes form an integral part of the unaudited condensed consolidated financial statements.

Babylon Holdings Limited
Condensed Consolidated Statement of Changes in Equity
(Unaudited)

		Share capital	Share premium	Share-based payment reserve	Retained earnings	Foreign exchange revaluation reserve	Equity attributable to owners of the parent company	Non- controlling interest	Total equity
	Notes	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Balance at January 1, 2021		13	485,221	32,185	(469,504)	1,675	49,590	(1,231)	48,359
Loss for the period		—	—	—	(74,907)	—	(74,907)	(815)	(75,722)
Foreign exchange movement		—	—	—	—	(67)	(67)	—	(67)
Conversion of convertible debt		1	69,999	—	—	—	70,000	—	(70,000)
Warrants issued as consideration		—	2,349	—	—	—	2,349	—	2,349
Equity-settled share-based payment transactions	13	—	—	13,101	—	—	13,101	—	13,101
Balance at June 30, 2021		14	557,569	45,286	(544,411)	1,608	60,066	(2,046)	58,020

Balance at December 31, 2021		16	922,897	80,371	(837,986)	(27)	165,271	—	165,271
Loss for the period		—	—	—	(248,436)	—	(248,436)	—	(248,436)
Foreign exchange movement		—	—	—	—	(2,258)	(2,258)	—	(2,258)
Effect of shares withheld to cover taxes		—	(1,538)	—	—	—	(1,538)	—	(1,538)
Issuance of shares in warrant exchange	15	—	4,581	—	—	—	4,581	—	4,581
Equity-settled share-based payment transactions	13	—	—	20,761	—	—	20,761	—	20,761
Other		—	1,243	—	—	—	1,243	—	1,243
Balance at June 30, 2022		16	927,183	101,132	(1,086,422)	(2,285)	(60,376)	—	(60,376)
The accompanying notes form an integral part of the unaudited condensed consolidated financial statements.

Babylon Holdings Limited
Condensed Consolidated Statement of Cash Flows
(Unaudited)

		For the Six Months Ended June 30,
		2022	2021
	Notes	$’000	$’000
Cash flows from operating activities
Loss for the period		(248,436)	(75,722)
Adjustments to reconcile Loss for the period to net cash used in operating activities:
Share-based compensation	13	18,966	12,344
Depreciation and amortization		21,402	13,322
Impairment expense	8	53,224	—
Finance costs		16,444	2,243
Finance income		(383)	(28)
Change in fair value of warrant liabilities	15	(16,366)	—
Loss on settlement of warrants	15	2,375	—
Exchange loss		7,797	91
Taxation		208	(2,493)
Gain on sale of subsidiary		—	(3,917)
Share of loss of equity-accounted investees		—	1,276
		(144,769)	(52,884)
Working capital adjustments
Decrease / (increase) in trade and other receivables		5,489	(12,414)
Increase / (decrease) in trade and other payables		12,335	44,372
(Increase) / decrease in assets/liabilities held for sale		—	1,460
Net cash used in operating activities		(126,945)	(19,466)
Cash flows from investing activities
Development costs capitalized		(17,449)	(16,254)
Capital expenditures		(6,977)	(2,444)
Interest received		383	7
Proceeds from sale of investment in subsidiary		—	2,213
Payment for acquisition of subsidiaries		—	(13,835)
Purchase of shares in associates and joint ventures		—	(5,000)
Net cash used in investing activities		(24,043)	(35,313)
Cash flows from financing activities
Proceeds from issuance of notes and warrants	12	100,000	—
Payment of equity and debt issuance costs		(5,499)	—
Interest paid		(4,644)	(1,826)
Principal payments on leases		(2,435)	(2,293)
Other financing activities, net		(1,736)	(366)
Net cash provided by (used in) financing activities		85,686	(4,485)
Net increase in cash and cash equivalents		(65,302)	(59,264)
Cash and cash equivalents at January 1,		262,581	101,757
Effect of movements in exchange rate on cash held		(10,322)	(112)
Cash and cash equivalents at June 30,		186,957	42,381
The accompanying notes form an integral part of the unaudited condensed consolidated financial statements.

The supplemental disclosure requirements for the Condensed Consolidated Statement of Cash Flows are as follows:

	For the Six Months Ended June 30,
	2022	2021
Non-cash financing and investing activities:	$’000	$’000
Issuance of Loans and borrowings upon conversion of interest	4,378	—
Issuance of shares in connection with the settlement of warrant liabilities	4,284	—
Fair value of warrants issued in connection with Loans and borrowings	3,418	—
Share-based compensation expense capitalized in development costs	1,794	760
Conversion of convertible loan notes	—	70,000
Fair value of warrants issued as consideration for acquisitions	—	2,340

The accompanying notes form an integral part of the unaudited condensed consolidated financial statements.

Babylon Holdings Limited
Notes to the Condensed Consolidated Financial Statements (Unaudited)

1.    Corporate Information
Babylon Holdings Limited (the “Company,” “Babylon,” “we” or “our”) is incorporated, registered and domiciled in Jersey. The address of the registered office is 31 Esplanade, St. Helier, Jersey, JE2 3QA.
Babylon is a digital-first, value-based care healthcare company whose mission is to make high-quality healthcare accessible and affordable for everyone on Earth. Babylon is re-engineering healthcare, shifting the focus from sick care to proactive healthcare, in order to improve the overall patient experience and reduce healthcare costs. This is achieved by leveraging a highly scalable, digital-first platform combined with high quality virtual clinical operations and affiliated provider networks to provide integrated, personalized healthcare. Babylon works with governments, health providers and insurers across the globe, and supports healthcare facilities from small local practices to large hospitals.
2.    Basis of Preparation
These financial statements consolidate those of the Company and its subsidiaries (collectively referred to as the “Group”).
These unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2022 (“Condensed Consolidated Financial Statements”) have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board, and should be read in conjunction with the Group’s last annual consolidated financial statements as at and for the year ended December 31, 2021 (the “last annual financial statements”). They do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). Certain prior year amounts have been reclassified to conform with current year presentation. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s consolidated financial position and consolidated performance since the last annual financial statements. These Condensed Consolidated Financial Statements were authorized for issue on August 18, 2022.
Going Concern
The Group incurred a loss for the period for the six months ended June 30, 2022 of $248.4 million and operating cash outflows of $126.9 million. As of June 30, 2022, the Group had a shareholders’ deficit position of $60.4 million and cash and cash equivalents of $187.0 million. The Group has financed its operations principally through issuances of debt and equity securities and has a strong record of fundraising, including the receipt of proceeds of $429.3 million through the issuance of debt and equity securities in the fourth quarter of 2021. Further, we issued $100.0 million of additional unsecured notes on March 31, 2022. The Group requires significant cash resources to, among other things, meet working capital requirements and fund capital expenditures, including those related to product development.
Our directors performed a going concern assessment for a period of twelve months from the date of approval of these Condensed Consolidated Financial Statements to assess whether conditions exist that raise significant doubt regarding the Group’s ability to continue as a going concern. This assessment indicates we have sufficient liquidity to fund our liabilities as they become due through December 31, 2022, although successful execution of the cost reduction actions we announced in July 2022 is necessary in order for us to meet our liabilities that may fall due through August 2023 and beyond if we continue with our planned growth strategy.
While there is no assurance that additional funds are available on acceptable terms or that we will be able to successfully execute the cost reduction actions we announced in July 2022, the directors believe that the Group will be successful in raising the additional capital needed to execute our planned growth strategy and to meet working capital and capital expenditure requirements that may fall due through August 2023 and after. Based on this assessment, we believe it remains appropriate to prepare our financial statements on a going concern basis.
However, the above indicates that there are material uncertainties (ability to raise further capital and successfully execute cost reduction actions) related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern and therefore, to continue realizing its assets and discharging its liabilities in the normal course of business.
The financial statements do not include any adjustments that would result from the basis of preparation being inappropriate.
Basis of Consolidation

Babylon Holdings Limited
Notes to the Condensed Consolidated Financial Statements (Unaudited)

Subsidiaries
Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. To determine whether the Group controls an entity, status of voting or similar rights, contractual arrangements and other specific factors are considered. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date on which that control ceases.
The Company consolidates certain professional service corporations (“PCs”) that are owned, directly or indirectly, and operated by appropriately licensed physicians. The Company maintains control of these PCs through contractual arrangements, which can include service agreements, financing agreements, equity transfer restriction agreements, and employment agreements, or a combination thereof, which are primarily established during the formation of the PCs. At inception, the contractual framework established between the Group and the PCs provides the Group with the power to direct the relevant activities in the conduct of the PC’s non-clinical administrative and other non-clinical business activities. The physicians employed by the PC are exclusively in control of, and responsible for, all aspects of the practice of medicine for their patients. In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and a substantive process and whether the acquired set has the ability to produce outputs.
Intercompany transactions, balances and unrealized gains on transactions between the Group’s companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.
Non-controlling interests in the results and equity of subsidiaries are shown separately in the Condensed Consolidated Statement of Profit and Loss and Other Comprehensive Loss, Condensed Consolidated Statement of Financial Position and Condensed Consolidated Statement of Changes in Equity. Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.
Associates
Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies.
Associates are accounted for using the equity method and are initially recognized at cost. The Condensed Consolidated Financial Statements include the Group’s share of the total comprehensive income and equity movements of equity accounted investees, from the date that significant influence commences until the date that significant influence ceases. When the Group’s share of losses exceeds its interest in an equity accounted investee, the Group’s carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or has made payments on behalf of an investee.
3. Summary of Significant Accounting Policies
With the exception of the extension to our accounting policies described below, the accounting policies applied in these Condensed Consolidated Financial Statements are the same as those applied in the Group’s consolidated financial statements as of and for the year ended December 31, 2021.
Claims Expense
Claims expense includes the costs of healthcare services rendered by third parties on behalf of patients which the Company is contractually obligated to pay, which includes estimates for medical expenses incurred but not yet paid (“IBNP”) using actuarial processes that are applied on a systematic and consistent basis. This process includes the development of estimates using historical claims experience and actuarial models when sufficient claims history is available from health plans and payors. Claims expense also includes other external costs incurred in the delivery of healthcare services including insurance premiums and related recoveries.

Clinical Care Delivery Expense
Clinical care delivery expense includes the internal costs that we incur in the provision of healthcare services to patients, which is substantially composed of employee-related expenses such as salaries and wages for Babylon healthcare

Babylon Holdings Limited
Notes to the Condensed Consolidated Financial Statements (Unaudited)

professionals. Other costs within Clinical care delivery expense include operating costs incurred for the delivery of healthcare services to patients, such as occupancy, medical supplies, and other support-related costs.
4.    Adoption of New and Revised International Financial Reporting Standards
The following new and amended standards have been adopted by the Group in these Condensed Consolidated Financial Statements. Their adoption did not have a material effect on the financial statements.
• Amendments to References to the Conceptual Framework in IFRS 3: Business Combinations, Amendments to IAS 16: Property, Plant and Equipment—Proceeds before Intended Use, Annual Improvements to IFRS Standards 2018-2020, and Amendments to IAS 37: Onerous Contracts—Cost of Fulfilling a Contract (effective date January 1, 2022)
The following new and amended standards have been issued but have not been applied by the Group in these Condensed Consolidated Financial Statements. Their adoption is not expected to have a material effect on the financial statements unless otherwise indicated.
•Amendments to IAS 1: Presentation of Financial Statements: Classification of Liabilities as Current or Non-current and Classification of Liabilities as Current or Non-current, Amendments to Disclosure of Accounting Policies in IAS I: Presentation of Financial Statements and IFRS Practice Statement 2: Making Materiality Judgements, Amendments to Definition of Accounting Estimates in IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, Amendments to Deferred Tax related to Assets and Liabilities arising from a Single Transaction in IAS 12: Income Taxes, and IFRS 17: Insurance Contracts (effective date January 1, 2023)
•Amendments to Sale or Contribution of Assets between an Investor and its Associate or Joint Venture in IFRS 10: Consolidated Financial Statements and IAS 28: Investments in Associates and Joint Ventures (effective date deferred indefinitely)
5.    Revenue
i)Disaggregation of Revenue

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2022	2021	2022	2021
	$’000	$’000	$’000	$’000
Value-based care	244,098	39,133	490,673	66,392
Software licensing	7,375	8,281	15,131	44,245
Clinical services	13,889	10,064	26,004	18,134
	265,362	57,478	531,808	128,771

The following table presents revenue by source or healthcare services provided under our value-based care arrangements for the three and six months ended June 30, 2022 and 2021:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2022	2021	2022	2021
	$’000	$’000	$’000	$’000
Medicaid	143,263	17,338	292,308	35,953
Medicare	90,768	12,888	178,332	21,532
Other	10,067	8,907	20,033	8,907
	244,098	39,133	490,673	66,392
ii)Contract Balances
The following table provides information about receivables, contract assets and contract liabilities from contracts with customers.

Babylon Holdings Limited
Notes to the Condensed Consolidated Financial Statements (Unaudited)

	As of
	June 30, 2022	December 31, 2021
	$’000	$’000
Trade receivables	7,648	8,278
Contract assets	6,220	4,484
Contract liabilities	75,333	94,182
The contract assets primarily relate to the Group’s rights to consideration for work performed but subject to customer acceptance at the reporting date. The contract assets are transferred to receivables when the rights become unconditional. This usually occurs when the Group issues an invoice to the customer. The Group’s customers generally pay for invoices in the month following the issuance date.
iii)Transaction Price Allocated to the Remaining Performance Obligations
The following table includes revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the reporting date:

	For the Year-Ended June 30,
	2023	2024	2025	2026	2027 and beyond	Total
	$’000	$’000	$’000	$’000	$’000	$’000
As of June 30, 2022	20,552	17,127	17,252	12,008	8,394	75,333
The table below shows significant changes in contract liabilities:

2022
$’000
Balance on January 1,	94,182
Amounts billed but not recognized	1,871
Revenue recognized	(11,878)
Effect of movements in foreign exchange	(8,842)
Balance on June 30,	75,333
6.    Segment Information
Below is a summary of the Group’s segments and a reconciliation between the results from operations as per segment information and the results from operations as per the Condensed Consolidated Statements of Profit and Loss.

	For the Six Months Ended June 30, 2022
	UK	US	All other segments	Total segments	Reconciliation adjustments	Total as per statement of profit and loss
	$’000	$’000	$’000	$’000	$’000	$’000
Revenue	31,766	499,494	694	531,954	(146)	531,808
Inter-segment revenue	—	—	(164)	(164)	164	—
Segment revenue	31,766	499,494	530	531,790	18	531,808
Claims expense	—	(486,316)	—	(486,316)	—	(486,316)
Clinical care delivery expense	(20,649)	(25,945)	(538)	(47,132)	1,556	(45,576)
Other operating expenses, excluding amortization and depreciation	(64,615)	(131,983)	(18,641)	(215,239)	(1,636)	(216,875)

Babylon Holdings Limited
Notes to the Condensed Consolidated Financial Statements (Unaudited)

Change in fair value of warrant liabilities	—	—	16,366	16,366	—	16,366
Exchange (loss) / gain	(15,132)	3,076	(50,778)	(62,834)	55,037	(7,797)
Loss on settlement of warrants	—	—	(2,375)	(2,375)	—	(2,375)
Segment EBITDA	(68,630)	(141,674)	(55,436)	(265,740)	54,975	(210,765)
Depreciation and amortization						(21,402)
Change in fair value of warrant liabilities						(16,366)
Exchange loss						7,797
Loss on settlement of warrants						2,375
Operating loss						(238,361)

	For the Six Months Ended June 30, 2021
	UK	US	All other segments	Total segments	Reconciliation adjustments	Total as per statement of profit and loss
	$’000	$’000	$’000	$’000	$’000	$’000
Revenue	56,616	72,071	904	129,591	(820)	128,771
Inter-segment revenue	—	—	(50)	(50)	50	—
Segment revenue	56,616	72,071	854	129,541	(770)	128,771
Claims expense	(20,545)	(11,650)	(938)	(33,133)	5,297	(27,836)
Clinical care delivery expense	—	(64,301)	—	(64,301)	—	(64,301)
Other operating expenses, excluding amortization and depreciation	(59,667)	(32,976)	(6,173)	(98,816)	(3,046)	(101,862)
Exchange (loss) / gain	(182)	(70)	2,348	2,096	(2,187)	(91)
Gain on sale	(2,390)	—	3,880	1,490	2,427	3,917
Share of loss of equity-accounted investees	—	(1,276)	—	(1,276)	—	(1,276)
Segment EBITDA	(26,168)	(38,202)	(29)	(64,399)	1,721	(62,678)
Depreciation and amortization						(13,322)
Exchange loss						91
Gain on sale of subsidiary						(3,917)
Share of loss of equity-accounted investees						1,276
Operating loss						(78,550)
Reconciliation adjustments include allocation and classification differences of costs between management accounts and statutory reporting, reversals of inter-segment revenue and foreign exchange variances.

Babylon Holdings Limited
Notes to the Condensed Consolidated Financial Statements (Unaudited)

Major Customers
Below is a summary of the revenue derived from the Group’s major customers:

	For the Six Months Ended June 30,
	2022		2021
	$‘000	% of revenue	$‘000	% of revenue
Customer 1	285,235	53.6%	25,752	20.0%
Customer 2	125,539	23.6%	—	—
Customer 3	24,156	4.5%	15,173	11.8%
Customer 4	4,833	0.9%	32,937	25.6%
Geographical Information
Revenue from external customers attributed to individual countries is summarized as follows:

	For the Six Months Ended June 30,
	2022	2021
	$’000	$’000
UK	19,919	16,130
US	499,500	71,651
Asia-Pacific	7,013	7,548
Canada	4,833	32,937
Rest of World	543	505
Total	531,808	128,771
As of June 30, 2022, 47.6% ($92.1 million) and 52.3% ($101.2 million) of non-current assets of the Group were derived from and located within the UK and US, respectively. As of December 31, 2021, 38.3% ($92.6 million) and 61.1% ($147.8 million) of non-current assets of the Group were derived from and located within the UK and US, respectively.
As of June 30, 2022, 86.9% ($6.6 million) and 7.0% ($0.5 million) of total Group trade receivables were attributable to the UK and US, respectively. As of December 31, 2021, 84.5% ($7.0 million) and 11.0% ($0.9 million) of total Group trade receivables were attributable to the UK and US, respectively.
7.    Investments in Subsidiaries and Associates
As discussed in Note 2, we consolidated certain PCs which are owned, directly or indirectly, and operated by licensed physicians. The following provides summary financial data for the PCs that are included in the Condensed Consolidated Financial Statements:

	As of
	June 30, 2022	December 31, 2021
	$’000	$’000
Total assets	98,704	104,703
Total liabilities	195,938	168,240

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2022	2021	2022	2021
	$’000	$’000	$’000	$’000
Total revenues	116,568	16,030	243,795	35,786
Claims expense	(112,635)	(15,203)	(231,620)	(30,996)
Clinical care delivery expense	(12,363)	(3,458)	(21,275)	(5,714)
Sales, general & administrative expenses	(5,452)	(1,529)	(20,464)	(4,404)

Babylon Holdings Limited
Notes to the Condensed Consolidated Financial Statements (Unaudited)

8.    Intangible Assets and Goodwill
The changes in the carrying amount of goodwill and intangible assets for the six months ended June 30, 2022 were as follows:

	Goodwill	Development Costs	Intangibles under Development	Customer Relationships	Trademarks	Physician Networks	Licenses	Total Other Intangible Assets (Excluding Goodwill)
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Cost
Balance at January 1, 2022	93,678	109,356	21,868	14,700	8,300	5,000	590	159,814
Additions	—	—	19,243	—	—	—	—	19,243
Transfers	—	16,784	(16,784)	—	—	—	—	—
Effect of movements in foreign exchange	22	(9,998)	(1,804)	—	—	—	—	(11,802)
Balance at June 30, 2022	93,700	116,142	22,523	14,700	8,300	5,000	590	167,255
Amortization and impairment
Balance at January 1, 2022	—	39,724	—	3,680	3,533	1,063	393	48,393
Amortization for the period	—	11,809	—	426	1,280	658	197	14,370
Impairment	50,659	2,565	—	—	—	—	—	2,565
Effect of movements in foreign exchange	—	(3,919)	—	—	—	—	—	(3,919)
Balance at June 30, 2022	50,659	50,179	—	4,106	4,813	1,721	590	61,409
Net book value
At January 1, 2022	93,678	69,632	21,868	11,020	4,767	3,937	197	111,421
At June 30, 2022	43,041	65,963	22,523	10,594	3,487	3,279	—	105,846
All development costs, including intangibles under development, have been internally generated by the Group. During the six months ended June 30, 2022, $16.8 million of intangibles under development were transferred to development costs as these projects were completed. All intangibles, including intangibles under development, are tested for impairment at least annually. During the second quarter of 2022, following an assessment of the future development of our technology, capitalized development costs were impaired by $2.6 million. The impairment was primarily the result of the discontinuation of certain features that were no longer deemed to be technologically feasible following an assessment of the product roadmap for our digital healthcare platform.
The total net book value is considered to be the recoverable amount, as this balance is reviewed annually and impaired as necessary. All development costs are related to the development of our digital healthcare platform and there are no distinguishable individually material intangible assets within the capitalized development costs. There was no impairment of the development costs in the six months ended June 30, 2021.
Impairment Analysis for CGUs Containing Goodwill and Intangibles
Intangible assets and goodwill are subject to impairment testing on an annual basis or whenever events or circumstances indicate that the carrying amount of goodwill may no longer be recoverable. During the second quarter of fiscal year 2022, the Company identified a triggering event associated with a combination of factors including a decline in its stock price, increases in market rates of interest, and a decline in general economic conditions impacting multiple sectors including the healthcare industry. As a result, the Company performed an interim impairment test as of June 30, 2022 related to the Higi cash generating unit (the “Higi CGU”) and California Independent Physician’s Association cash generating unit (the “California IPA CGU”).
Impairment Analysis for California IPA CGU

Babylon Holdings Limited
Notes to the Condensed Consolidated Financial Statements (Unaudited)

The recoverable amount of the California IPA CGU was based on its value in use (which is considered to be equal to, or higher than, its fair value less costs of disposal) and was determined by discounting the future cash flows to be generated from the continuing use of the CGU, a form of the income approach. The income approach utilizes management’s estimates of future operating results and discounted cash flows using operating forecasts over a period of 5 years with the terminal period beginning in 2027, approved by management. As a result of the analysis, the Company identified that the value in-use of its California IPA CGU exceeded its carrying amount. As a result there was no impairment related to the California IPA CGU. The discount rate was based on the weighted average cost of capital (“WACC”) using market participant assumptions, which was adjusted for specific risks. The estimation of value in use reflects numerous assumptions that are subject to various risks and uncertainties, including key assumptions regarding expected growth rates and operating margin, discount rates, terminal growth rates, and other assumptions with respect to matters outside of the Group's control. It requires significant judgments and estimates, and actual results including its fair value less costs of disposal, could be materially different than the judgments and estimates used to estimate value in use.
The value in use of the California IPA CGU was estimated based on the present value of the future cash flows expected to be derived from the California IPA CGU, using a discount rate of 15.0% and a terminal value growth rate of 3.0%. The discount rate was based on the WACC using market participant assumptions, which is adjusted for specific risks.
No reasonably possible change to the key assumptions would lead to an impairment of goodwill related to the California IPA CGU.
Impairment Analysis for Higi CGU
The recoverable amount of the Higi CGU was based on its value in use (which is considered to be equal to, or higher than, its fair value less costs of disposal) and was determined by discounting the future cash flows to be generated from the continuing use of the CGU, a form of the income approach. The income approach utilizes management’s estimates of future operating results and discounted cash flows using operating forecasts over a period of 8 years with the terminal period beginning in 2031, approved by management. As a result of the analysis, the Company identified that the carrying amount of its Higi CGU exceeded its value in use by $50.7 million. The full amount of the impairment was recorded as a reduction to Goodwill allocated to the acquisition of the Higi CGU.
The value in use of the Higi CGU was estimated based on the present value of the future cash flows expected to be derived from the Higi CGU, using a discount rate of 13.5% and a terminal value growth rate of 3.0%. The discount rate was based on the WACC using market participant assumptions, which was adjusted for specific risks, and the terminal value growth rate was based on long term assumptions of growth. The estimation of value in use reflects numerous assumptions that are subject to various risks and uncertainties, including key assumptions regarding expected growth rates and operating margin, discount rates, terminal growth rates, and other assumptions with respect to matters outside of the Group's control. It requires significant judgments and estimates, and actual results including its fair value less costs of disposal, could be materially different than the judgments and estimates used to estimate value in use.
The following summarizes the impact of the recoverable amount on the Higi CGU for changes in significant assumptions::
Discount rate: An increase in the discount rate by 100 basis points would have resulted in a reduction of the recoverable amount by $9.8 million.
Terminal growth rates: A decrease in the terminal growth rate by 100 basis points would have resulted in a reduction of the recoverable amount by $5.3 million.
Revenue growth: A decrease of virtual and digital revenue growth by 5.0% would have resulted in a reduction of the recoverable amount by $6.7 million.
Following the impairment charge recognized in the Higi CGU, the recoverable amount was equal to the carrying amount. Therefore, any adverse change in a key assumption or requirement to value the CGU on a fair value less costs of disposal basis, may result in further impairment.

Babylon Holdings Limited
Notes to the Condensed Consolidated Financial Statements (Unaudited)

9.    Claims Payable
The following table is a summary of claims activity for the period presented:

$’000
Balance at January 1, 2022	24,628
Claims incurred, net	484,294
Claims settled	(470,265)
Balance at June 30, 2022	38,657
The increase in claims expense during the six months ended June 30, 2022 is primarily attributable to the expansion of our value-based care offerings in the United States.
10.    Cash and Cash Equivalents
The components of cash and cash equivalents are reflected in the table below:

	As of
	June 30, 2022	December 31, 2021
	$’000	$’000
Cash in hand and at banks	146,650	262,276
Short-term investment funds	40,002	—
Restricted cash	305	305
	186,957	262,581
The Group’s short-term investment funds are highly liquid, redeemable within 90 days at a known amount of cash and are subject to an insignificant risk of change in value and therefore meet the definition of a cash equivalent.
11.    Leases
On November 1, 2021, Babylon Inc. entered into a sublease agreement for 37,883 rentable square feet of office space in Austin, Texas. The lease commenced on February 1, 2022 when we obtained access to the property and will automatically terminate on March 31, 2029. Minimum payments for the non-cancellable lease term are $15.7 million as of June 30, 2022. The Company uses the office space as its United States headquarters with capacity for approximately 200 employees.
In January 2022, Babylon Healthcare Services Limited entered into two lease agreements for clinic space in London, United Kingdom. The leases commenced on January 6, 2022 and January 14, 2022 when we obtained access to the properties and will automatically terminate on January 6, 2032 and July 13, 2032, respectively. As of June 30, 2022, minimum payments for the lease terms are $5.5 million and $7.1 million, respectively. The Company intends to use the properties as clinics as part of the Company's operations.

Babylon Holdings Limited
Notes to the Condensed Consolidated Financial Statements (Unaudited)

12.    Loans and Borrowings

	As of
	June 30, 2022	December 31, 2021
	$’000	$’000
Non-current liabilities
Loan notes	304,378	200,000
Unamortized fair value adjustment, discount, and debt issuance costs	(35,713)	(31,399)
	268,665	168,601

Current liabilities
Other	—	185
	—	185
AlbaCore Original Notes
On October 8, 2021, Babylon entered into a note Subscription Agreement (the “Note Subscription Agreement”). The Note Subscription Agreement provided for the issuance of up to $200.0 million in unsecured notes due 2026 (the “Unsecured Notes”) to affiliates of, or funds managed or controlled by, AlbaCore Capital LLP (the “Note Subscribers”). On November 4, 2021 (“Note Closing Date”), Babylon issued the full $200.0 million (“Principal Amount”) of Unsecured Notes under the Note Subscription Agreement at a discount of 95.5% of the Principal Amount. The Unsecured Notes bear interest accruing on the Principal Amount (which for these purposes shall include any capitalized interest from time to time) at the following rates: (i) 8.0% per annum for the period commencing from (and including) the Note Closing Date to (but excluding) the date falling two years after the Note Closing Date; (ii) 10.0% per annum for the period commencing from (and including) the date falling two years after the Note Closing Date, to (but excluding) the date falling three years after the Note Closing Date; and (iii) 12.0% per annum for the period commencing from (and including) the date falling three years after the Note Closing Date. The applicable interest rate is subject to a step-up margin of 6.5 basis points per annum if Babylon and its subsidiaries do not achieve a target of adding 100,000 Medicaid lives to value-based care contracts by January 1, 2024. Interest is payable on the Unsecured Notes semi-annually on May 4 and November 4 each year and the first interest payment was due on the six-month anniversary of the Note Closing Date on May 4, 2022. At Babylon’s election, up to 50.0% of the interest payable in respect of any interest period may be satisfied by the issuance by Babylon of further Unsecured Notes to be immediately consolidated and form a single series with the outstanding Unsecured Notes. The Unsecured Notes will mature five years from the Note Closing Date on November 4, 2026 (the “Final Maturity Date”).
Babylon is required to redeem the Unsecured Notes (unless previously purchased and cancelled or redeemed) on the Final Maturity Date at 100.0% of the principal amount on such date. Babylon may redeem the Unsecured Notes at any time at a redemption amount (the “Redemption Amount”) equal to: (i) from (and including) the Note Closing Date to (but excluding) the date falling one year after the Note Closing Date, the amount that is the greater of (A) 104.0% of the principal amount (including capitalized interest) and (B) 104.0% of the principal amount (including capitalized interest) plus an interest make whole premium; (ii) from (and including) the date falling one year after the Note Closing Date to (but excluding) the date falling two years after the Note Closing Date, 104.0% of the principal amount (including any capitalized interest); and (iii) on or after the date falling two years after the Closing Date and until (but not including or after) the Final Maturity Date, 107.0% of the principal amount (including any capitalized interest). Each holder of Unsecured Notes (each a “Noteholder”) has the option to require Babylon to redeem the Unsecured Notes held by such Noteholder at the Redemption Amount upon specified change of control events.
The terms of the Unsecured Notes include covenants, which covenants are subject to certain limitations and exceptions, limiting the ability of Babylon and its subsidiaries to, among other things: incur additional debt; pay or declare dividends or distributions on Babylon’s share capital; repay or distribute any share premium reserve or redeem, repurchase or retire its share capital; incur or allow to remain outstanding guarantees; make certain joint venture investments; enter into finance or capital lease contracts; create liens on Babylon’s or its subsidiaries’ assets; enter into sale and leaseback transactions; pay management and advisory fees outside the ordinary course of business; acquire a company or any shares or securities or a business or undertaking; merge or consolidate with another company; borrow or receive investments from certain

Babylon Holdings Limited
Notes to the Condensed Consolidated Financial Statements (Unaudited)

shareholders other than through Babylon; and sell, lease, transfer or otherwise dispose of assets. The terms of the Unsecured Notes also include customary events of default.
On the Note Closing Date, Babylon issued warrants to subscribe for an aggregate of 1,757,499 Class A ordinary shares (the “AlbaCore Warrants”) to the Note Subscribers on a pro rata basis by reference to the relevant proportion of the Principal Amount of Unsecured Notes subscribed for by each Note Subscriber. The AlbaCore Warrants confer the right to subscribe for up to 1,757,499 Class A ordinary shares exercisable on certain agreed upon exercise events, subject to: (i) Babylon’s right to elect to redeem the AlbaCore Warrants in whole or in part in cash upon an exercise event; (ii) an agreed adjustment formula to reduce the number of Class A ordinary shares to be issued upon exercise of the AlbaCore Warrants in certain circumstances linked to Babylon’s trading performance; and (iii) customary adjustments for certain share capital reorganizations (such as share splits and consolidations).
The exercise events applicable to the AlbaCore Warrants occur: (i) on the first date following which the closing price of the Class A ordinary shares has equaled or exceeded $15.00 per Class A ordinary share (subject to customary adjustments) for any 20 trading days within any 30-trading day period commencing at least 18 months after the Note Closing Date; (ii) where the Noteholders give a redemption notice under the notes deed poll on the occurrence of a change of control in respect of Babylon; (iii) where Babylon elects to redeem the Unsecured Notes prior to the Final Maturity Date in accordance with its rights to do so under the notes deed poll; and (iv) on the Final Maturity Date. Upon an exercise event, the AlbaCore Warrants are exercisable in full and not in part only.
We capitalized debt issuance costs of $3.4 million in connection with the issuance of the Unsecured Notes. Please refer to Note 15 for additional discussion surrounding the AlbaCore Warrants.
AlbaCore Additional Notes and Warrants
On December 23, 2021, Babylon entered into an additional note subscription agreement (the “Second Note Subscription Agreement”) providing for the issue of not less than $75.0 million and not more than $100.0 million additional Unsecured Notes (the “Additional Notes”) to AlbaCore Partners III Investment Holdings Designated Activity Company, and any new note subscribers that are affiliates of, or funds managed or controlled by, AlbaCore Capital LLP and that adhere to the Second Note Subscription Agreement (the “Second Note Subscribers”).
The closing of the issue of the Additional Notes under the Second Note Subscription Agreement, for the principal amount of $100.0 million, occurred on March 31, 2022 (the “Second Closing Date”). The terms and conditions of the Additional Notes are the same as the terms of the original Unsecured Notes, with the exception that the Additional Notes were issued at 100% of their principal amount. At Babylon’s election, up to 50.0% of the interest payable in respect of any interest period may be satisfied by the issuance by Babylon of further Unsecured Notes to be immediately consolidated and form a single series with the outstanding Unsecured Notes.
On the Second Closing Date, Babylon issued AlbaCore Warrants to subscribe for an aggregate of 878,750 additional Class A ordinary shares (the “Additional AlbaCore Warrants”) to the Second Note Subscribers. Upon an exercise event, the AlbaCore Warrants are exercisable in full and not in part only. The exercise events applicable to the Additional AlbaCore Warrants are the same as the AlbaCore Warrants.
We capitalized debt issuance costs of $4.0 million in connection with the issuance of the Additional Notes.
Upon any exercise event Babylon has a right to elect to satisfy the subscription entitlement in respect of the AlbaCore Warrants by issuing Class A ordinary shares, by making a redemption payment in cash, or by a combination of both (in such proportions as Babylon may in its absolute discretion determine). The cash redemption payment per Note Warrant shall be determined by reference to the closing price for the Class A ordinary shares on such date as is specified in the Amended and Restated Warrant Instrument in respect of each exercise event, provided that if the closing price is in excess of $15.00 per Class A ordinary share (subject to customary adjustments), the cash redemption payment shall be capped at $15.00 per Note Warrant.
Where Babylon elects upon exercise of the AlbaCore Warrants to issue Class A ordinary shares in satisfaction in whole or in part of the subscription entitlement under the AlbaCore Warrants, Babylon is required to issue one Class A ordinary share credited as fully paid and free from all encumbrances (except as set out in Babylon’s memorandum and articles of association from time to time) per AlbaCore Warrant held, subject to a proportionate downwards adjustment to the number of Class A ordinary shares to be issued per AlbaCore Warrant where the closing price of the Class A ordinary shares on such date as is specified in the Amended and Restated Warrant Instrument in respect of each exercise event is in excess of $15.00 per Class A ordinary share.

Babylon Holdings Limited
Notes to the Condensed Consolidated Financial Statements (Unaudited)

Accrued Interest
Interest is payable on the Unsecured Notes semi-annually on May 4 and November 4 each year and the first interest payment was due on the six-month anniversary of the Note Closing Date on May 4, 2022. As of May 4, 2022, the interest payable on the Unsecured Notes was $8.8 million. In accordance with the Note Subscription Agreement, Babylon elected to satisfy 50.0% of the interest payable of $4.4 million through the issuance of further Unsecured Notes, which were immediately consolidated and formed into a single series with the outstanding Unsecured Notes. The remaining $4.4 million of the interest payable was settled in cash.
Changes in Loans and Borrowings from Financing Activities

	AlbaCore Notes	Other Loans and Borrowings	Total Loans and Borrowings
	$’000	$’000	$’000
Balance at January 1, 2022	168,601	185	168,786
Changes from financing cash flows
Proceeds from issuance of notes and warrants	100,000	—	100,000
Payment of debt issuance costs	(4,000)	—	(4,000)
Total changes from financing cash flows	96,000	—	96,000
Other changes
Fair value of warrants issued	(3,418)	—	(3,418)
Amortization of fair value adjustment, discount, and debt issuance costs	3,104	—	3,104
Issuance of notes upon conversion of interest	4,378	—	4,378
Other loans and borrowings activity, net	—	(185)	(185)
Total other changes	4,064	(185)	3,879
Balance at June 30, 2022	268,665	—	268,665
13.    Employee Benefits
Equity Incentive Plans
On October 21, 2021, we effected a reclassification (referred to below as the “Reclassification”) whereby all outstanding shares of Babylon, including the various options previously granted under the below plans, were reclassified to Class A ordinary shares or Class B ordinary shares, subject to a conversion ratio of approximately 0.3 (the “Conversion Ratio”). The description of activity in the narratives and tables below have been adjusted to reflect the Reclassification.
On July 27, 2015, the Board of Directors adopted the Babylon Holdings Limited Long Term Incentive Plan (the “LTIP”). Following the Reclassification, the options subsist over Class A ordinary shares. Upon approval of the Babylon Holdings Limited 2021 Equity Incentive Plan, including the Non-Employee Sub-Plan (collectively, the "2021 Plan"), the LTIP Plan was no longer available for future awards.
On February 21, 2021, the Board of Directors adopted the Company Share Option Plan (“CSOP”), which was intended to qualify as a company share option plan that meet certain requirements under the Income Tax Act of 2003. The options granted under the CSOP are, subject to certain qualifying conditions being met, potentially U.K. tax-favored options. Upon approval of the 2021 Plan, the CSOP Plan was no longer available for future awards.
On October 21, 2021, the shareholders approved the 2021 Plan. The 2021 Plan provides for an automatic share reserve increase, or “evergreen” feature, whereby the share reserve will automatically be increased on January 1st of each year commencing on January 1, 2022 and ending on and including January 1, 2031, in an amount equal to the least of: (i) 45,335,210 Class A ordinary shares; (ii) 5% of the total number of all classes of our shares that have been issued as at December 31st of the preceding calendar year, in each case, subject to applicable law and our having sufficient authorized but unissued shares; and (iii) such number of Class A ordinary shares as our board of directors may designate prior to the applicable January 1. In addition, the 2021 Plan provides for recycling of a maximum of 23,902,282 Class A ordinary shares underlying 2021 Plan awards and options granted under our legacy LTIP and CSOP Plans, in each case which have expired, lapsed, terminated or meet other recycling criteria set forth in the 2021 Plan. Upon approval of the 2021 Plan, the LTIP and CSOP were no longer available for future awards. The 2021 Plan provides for the grant of options, share

Babylon Holdings Limited
Notes to the Condensed Consolidated Financial Statements (Unaudited)

appreciation rights (“SARs”), restricted shares (“RSAs”), restricted share units (“RSUs”), and other share-based awards, including performance share units (“PSUs”). As of June 30, 2022, there are 36,792,407 Class A ordinary shares available for issuance pursuant to future awards under the 2021 Plan.
Share-based Payments
The Group issues equity settled share-based payments to employees of the Group and advisors, whereby services are rendered in exchange for rights over shares in the Group. Employees of all Group companies participate within this scheme through the LTIP, CSOP and 2021 Plan described above.
Share-based payments are recognized as expense for RSUs, RSAs, PSUs and options, net of estimated forfeitures, as follows:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2022	2021	2022	2021
	$’000	$’000	$’000	$’000
Total share-based compensation expense	10,564	9,542	18,966	12,344
Restricted Stock Units
The following table displays RSU activity for the periods presented:

	RSUs	Weighted Average Fair Value[1]
		$
Balance at January 1, 2022	6,997,284	6.23
Granted	18,102,964	3.91
Vested and issued	(2,176,896)	5.70
Forfeited / canceled during the period	(3,065,469)	4.97
Balance at June 30, 2022	19,857,883	4.25
Vested and unissued at June 30, 2022	266,571	5.64
Unvested at June 30, 2022	19,591,312	4.23
[1]The calculation of weighted average fair value excludes RSUs issued to Higi employees upon the acquisition of Higi during the year-ended December 31, 2021.
During the first quarter of 2022, the Remuneration Committee of the Board of Directors granted employees RSUs under the 2021 Plan, under which the holders have the rights to receive an aggregate 14,758,592 shares of the Company’s Class A ordinary shares. Pursuant to the terms of the RSU awards, unvested shares are forfeited upon separation from the Company.
During the second quarter of 2022, the Remuneration Committee of the Board of Directors granted employees RSUs under the 2021 Plan, under which the holders have the rights to receive an aggregate 3,344,372 shares of the Company’s Class A ordinary shares. Pursuant to the terms of the RSU awards, unvested shares are forfeited upon separation from the Company.
Options
The following table displays option activity and weighted average exercise price for the periods presented:

Babylon Holdings Limited
Notes to the Condensed Consolidated Financial Statements (Unaudited)

	June 30, 2022		December 31, 2021
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
	$		$
Outstanding at the beginning of the period	1.47	22,896,265	0.02	21,107,487
Granted during the period	—	—	3.67	8,155,289
Exercised during the period	0.04	(3,079,812)	0.18	(6,204,471)
Forfeited / canceled during the period	1.27	(808,907)	1.42	(162,040)
Outstanding at the end of the period	1.72	19,007,546	1.47	22,896,265
Exercisable at the end of the period	1.77	17,251,711	1.54	19,105,908
Restricted Stock Awards
In June 2022, the Remuneration Committee of the Board of Directors granted certain members of management 300,000 RSAs of the Company’s Class A ordinary shares. The shares vest pursuant to the terms of the individual agreements that typically include a specified service condition term and any unvested shares are forfeited upon separation from the Company.
Performance Share Units
The following table displays PSU activity and weighted average fair values for the periods presented:

	PSUs	Weighted Average Fair Value
		$
Balance at January 1, 2022	—	—
Granted	5,450,000	0.34
Vested and issued	—	—
Forfeited / canceled during the period	—	—
Balance at June 30, 2022	5,450,000	0.34
In June 2022, the Remuneration Committee of the Board of Directors granted employees PSUs under the 2021 Plan, under which the holders have the rights to receive an aggregate 5,450,000 shares of the Company’s Class A ordinary shares, all of which remain unvested at June 30, 2022. The shares typically have three equal tranches, with each tranche vesting upon the achievement of a $5, $10, and $15 share price on the New York Stock Exchange over any 20 trading days within a 30-day period, and accelerate vesting upon a change of control. The PSUs typically expire after 4-years from the grant date and any unvested shares are forfeited upon separation from the Company.
The grant-date fair value and derived implicit service period of PSUs granted under the 2021 Plan were determined using a Monte Carlo simulation model, and involve input of subjective assumptions, including share price and volatility. For the share price, the Company used a $0.99 value, determined using the publicly traded share price on the date of the grant. For volatility, the Company used 76%, determined by historical volatilities for selected comparable peer companies.

Babylon Holdings Limited
Notes to the Condensed Consolidated Financial Statements (Unaudited)

14.    Capital and Reserves
Share Capital

In thousands of shares	Class A Ordinary Shares	Class B Ordinary Shares	Deferred Shares
Authorized	6,500,000	3,100,000	100,000
On issue at January 1, 2022	333,925	79,638	—
Issued during the period	9,195	—	—
On issue at June 30, 2022—fully paid	343,120	79,638	—
Share Rights
Each Class A ordinary share has the right to exercise one vote at any general meeting of the shareholders of the Company, to participate pro rata in all dividends declared by the Company, and rights in the event of the Company’s dissolution. Each Class B ordinary share has the same economic terms as the Babylon Class A ordinary shares, but the Class B ordinary shares have 15 votes per share.
The Deferred Shares are non-voting shares and if issued, will not convey upon the holder the right to be paid a dividend or notice to attend, vote or speak at a shareholder meeting. No Deferred Shares have been issued.
Foreign Currency Translation Reserve
Exchange differences arising on translation of the foreign controlled entities are recognized in other comprehensive loss and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.
Other Comprehensive Income (“OCI”) Accumulated in Reserves, Net of Tax

2022
$’000
January 1,	(27)
Foreign operations – foreign currency translation differences	(2,258)
June 30,	(2,285)
Retained Earnings
The retained earnings account represents retained profits or losses less amounts distributed to shareholders.
Share-based Payment Reserve
The share-based payment reserve represents amounts accruing for equity-based share options granted.

Babylon Holdings Limited
Notes to the Condensed Consolidated Financial Statements (Unaudited)

15.    Warrant Liability
The Company’s warrants are classified and accounted for as liabilities at fair value, with changes if fair value recorded in the Condensed Consolidated Statement of Profit and Loss. The following table displays the number of warrants outstanding as of June 30, 2022:

(In thousands)	Tradeable	Non-tradeable	Total
	No. of warrants	No. of warrants	No. of warrants
In issue at January 1, 2022	8,625	7,691	16,316
Issuance of Additional AlbaCore Warrants on March 31, 2022	—	879	879
Exchange of Alkuri Warrants on June 23, 2022	(7,455)	(5,933)	(13,388)
In issue at June 30, 2022	1,170	2,637	3,807
Alkuri Warrants
Pursuant to the merger agreement with Alkuri Global Acquisition Corp (“Alkuri”), the Company assumed warrants previously issued by Alkuri, consisting of 5,933,333 private placement warrants and 8,625,000 public warrants, which were converted into warrants to purchase 14,558,333 Class A ordinary shares (“Alkuri Warrants”). The warrants to purchase 14,558,333 Class A ordinary shares gave the holder the right to purchase such shares at a fixed amount for a period of five years subject to the terms and conditions of the warrant agreement.
On June 23, 2022, the Company completed a registered exchange offer of the Company's 14,558,313 outstanding Alkuri Warrants (“Warrant Exchange”). In connection therewith, the Company exchanged 13,387,891 warrants tendered for shares of the Company’s Class A ordinary shares at an exchange ratio of 0.295 shares for each warrant. As a result, at closing, the Company issued 3,949,471 Class A ordinary shares. The fair value of Class A ordinary shares issued in excess of the Warrant liability at settlement date of $2.4 million, including transaction costs, was recorded as a Loss on settlement of warrants in the Consolidated Statement of Profit and Loss.
Additionally, on the same date, the Company and Computershare Trust Company, N.A., entered into Amendment No. 1 (the “Warrant Amendment”) to the Warrant Agreement, dated as of February 4, 2021, by and between Alkuri Global Acquisition Corp. and the warrant agent, governing the warrants. The Warrant Amendment provided the Company with the right to mandatorily exchange the Company’s remaining outstanding warrants for Class A ordinary shares, at an exchange ratio of 0.2655 shares for each warrant. Simultaneously with the closing of the warrant exchange offer, the Company notified holders of the remaining 1,170,422 warrants that it would exercise its right to exchange the warrants for Class A ordinary shares. See Note 17 for additional discussion.
AlbaCore Warrants
As of June 30, 2022, there were a combined total of 2,636,249 Albacore Warrants and Additional Albacore Warrants outstanding. The warrants entitle the holder to purchase one Class A ordinary share at a subscription price of $0.00004 per share upon occurrence of an exercise event. Until warrant holders acquire the Company’s Class A ordinary shares upon exercise of such warrants, they have no rights with respect to the Company’s ordinary shares. The warrants expire on November 4, 2026, or earlier upon redemption or liquidation in accordance with their terms. The initial fair value of the Additional AlbaCore Warrants on the date of issuance of $3.4 million was determined utilizing a price per warrant of $3.89, which was derived using a Monte Carlo simulation.
Changes in Warrant Liability
The fair value of the Alkuri Warrants upon exchange has been determined by using the prevailing market price for warrants traded on the NYSE under the ticker BBLN.W. Following the delisting of the Alkuri Warrants from the NYSE as part of the Warrant Exchange described in Note 17, the Alkuri Warrants are no longer tradeable under this ticker symbol.

Babylon Holdings Limited
Notes to the Condensed Consolidated Financial Statements (Unaudited)

See reconciliation of fair values below:

	Tradeable (Level 1)	Non-tradeable (Level 2)	Non-tradeable (Level 3)	Total
	$’000	$’000	$’000	$’000
Balance at December 31, 2021	5,865	4,035	10,228	20,128
Fair value of Additional AlbaCore Warrants upon issuance	—	—	3,418	3,418
Change in fair value of warrant liabilities	(3,105)	(2,136)	(11,125)	(16,366)
Settlement of Alkuri warrants upon issuance of shares	(2,760)	(1,899)	360	(4,299)
Balance at June 30, 2022	—	—	2,881	2,881
16.    Related Parties
Transactions with Key Management Personnel
During the six months ended June 30, 2022, the remuneration of directors and other key management personnel - including company pension contributions made to money purchase schemes on their behalf - amounted to $1.8 million (2021:$2.5 million). The remuneration of the highest paid key manager was $0.3 million (2021: $0.7 million). These remuneration costs are recorded as an operating expense in Sales, general & administrative expenses.
For the six months ended June 30, 2022, share-based compensation expense related to key management personnel was $1.2 million (2021: $1.0 million).
During the three months ended June 30, 2022, Babylon recognized an expense of $3.8 million for a liability incurred during the quarter related to a guarantee of a minimum level of compensation based in part on the Company’s stock price for a senior (non-Director) employee under their employment agreement.
Directors’ cash remuneration is borne by the Company’s subsidiary, Babylon Partners Limited.
17.    Subsequent Events
Exit or Disposal Activities
In July 2022, the Company announced cost reduction actions which included reductions of our global workforce. As a result, the Company expects to recognize future restructuring expenses for severance and benefits within the range of $8 million to $11 million. These cost reduction actions related to the workforce reduction are expected to be completed by the fourth quarter of 2022.
Alkuri Warrants
In July 2022, in accordance with the Warrant Amendment, the Company exercised its right to exchange the remaining outstanding Alkuri Warrants for the Company’s Class A ordinary shares, at an exchange ratio of 0.2655 shares for each warrant. As a result of the transaction, 1,170,422 warrants were converted into 310,753 Class A ordinary shares. In addition, the Alkuri Warrants that were previously traded on the NYSE under the ticker symbol BBLN.W were delisted in July 2022, as no such warrants remained outstanding.
Equity Incentive Awards
In July 2022, the Remuneration Committee of the Board of Directors granted 13,750,000 RSAs and 11,000,000 PSUs to senior employees of the Company. Substantially all the RSAs granted are time-based awards with a market condition and vest over a four-year service period with 20.0%, 20.0%, 30.0%, and 30.0% vesting tranches for years one through four, respectively. Of the total granted RSAs, 2,000,000 vest in accordance with their individual agreements. Specifically, 1,000,000 vest upon a 6-month service condition and 1,000,000 are immediately vested. For the remaining 11,750,000 RSAs, each vesting tranche would alternatively vest upon achieving a share price on the New York Stock Exchange for any 20 trading days within a 30-day period. The total grant date fair value for all RSAs is $14.4 million. They are valued using the closing price at the grant date when all the key terms and conditions are known to all parties. The PSUs granted vest pursuant to the individual agreements that typically include multiple performance conditions such as, achieving a share price on the New York Stock Exchange for a specified duration of time or exceeding certain market capitalization

Babylon Holdings Limited
Notes to the Condensed Consolidated Financial Statements (Unaudited)

thresholds and accelerate vesting upon a change of control. The PSUs typically expire after 4-years from the grant date and any unvested shares are forfeited upon separation from the Company.